Somanta Pharmaceuticals, Inc.

19200 Von Karman Avenue, Suite 400

Irvine, CA 92612

July 31, 2006

Mail Stop: 6010

Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Somanta Pharmaceutical, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed June 19, 2006
File No. 333-132176

Dear Mr. Mancuso:

Somanta Pharmaceuticals, Inc. (the “Company”) has reviewed your letter dated July 28, 2006 (the “July 28 Comment Letter”) regarding the Company’s Amendment No. 5 to Registration Statement on Form SB-2. The Company responds to the July 28 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the July 28 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the July 28 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Amendment No. 6 to Registration Statement on Form SB-2 marked to show our proposed changes to ease your review.

Business, page 29

1.	We note your response to prior comment 1 from our letter dated June 26, 2006 and reissue the comment. We note, for example, that your disclosure in the fourth paragraph on page 36 appears to report the results of third parties’ studies, yet you have not provided the consents required by rule 436.

RESPONSE: We have revised the disclosure in response to this comment.

Certain Relationships and Related Transactions, page 63

2.	We note your response to prior comment 4. Please revise to disclose all of the material terms of the agreement filed as Exhibit 10.28. We note, for example, potential payments due to SCO Financial Group LLC in the event that you engage in corporate finance transactions described on page two of Exhibit 10.28.

RESPONSE: We have revised the disclosure in response to this comment to include all material terms of the financial advisory agreement with SCO Financial Group LLC.

*        *        *

Russell Mancuso

July 31, 2006

If you have any further comments regarding this letter, the response contained herein or any of the SB-2, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely,

/s/ Terrance J. Bruggeman
Terrance J. Bruggeman, Executive Chairman

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